August 3, 2005

Mr. Andrew Blume
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. Blume,

This letter is to confirm our telephone discussion on August 2, 2005, at which time you agreed to our request to extend to August 19, 2005 the date by which Shoe Carnival, Inc. should respond to the Securities and Exchange Commission, Division of Corporation Finance's comment letter dated July 25, 2005.

If you have any questions, please call me at (812) 867-4037.

Sincerely,

W. Kerry Jackson
Executive Vice President and
Chief Financial Officer